SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Ltd. Announces Receipt of a Favorable Judgment in the Pending Legal Proceedings With Its Former CEO dated February 17, 2009.


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                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Ltd. Announces Receipt of a Favorable Judgment in the Pending Legal Proceedings With Its Former CEO

Tuesday February 17, 1:12 pm ET

NETANYA, Israel, Feb. 17, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (NasdaqCM:RADA - News) today reported that the Regional Labor Court in Tel Aviv has determined that its former CEO and Chairman of the Board of Directors, Mr. Haim Nissenson, is required to repay the US$ 485,000 of loans he received from the Company together with accrued interest and linkage difference as provided by law. The Court also denied all of Mr. Nissenson's claims and allegations against Mr. Herzle Bodinger, the Company's current Chairman of the Board, as well as substantially all of Mr. Nissenson's claims against the Company, except for payment of recuperation fees and vacation fees in the aggregate amount of NIS 109,000, together with accrued interest and linkage differences, as provided by law. The Court found that the retirement agreement between the Company and Mr. Nissenson is null and void since it was not legally approved, tainted with misleading information provided by Mr. Nissenson and included provisions that were not properly approved by the Company's Board of Directors.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Mission Computers, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Optronics (cameras for airplanes and armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

          RADA Electronic Industries Ltd.
          Shiri Lazarovich - C.F.O
          011-972-9-8921111



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                      (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date:  February 17, 2009